  Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

January 15, 2013

VIA EDGAR

Amanda Ravitz
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Terra Tech Corp. (the “Company”)
Amendment No. 2 to Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed January 10, 2013
File No. 000-54258

Dear Ms. Ravtiz:

Pursuant to the staff’s comment letter dated December 10, 2012, we respectfully submit this letter on behalf of our client, the Company.

Amendment No. 2 to the Company’s Form 10-Q for the period ended March 31, 2012, was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on January 10, 2013.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.

Form 10-Q/A for the Quarterly Period Ended March 31, 2012

Condensed Financial Statements

1.
Please refer to prior comment 1. We note that you have revised your financial statements to include the reverse merger with GrowOp Technology dated February 9, 2012. Although we note details of the previously reported and restated financial statement accounts included within Note 2, please revise the filing to label all financial statements that were restated as “restated.”

Company response:  The Company has revised the Form 10-Q to label all financial statements that were restated as “restated.”  In addition to this change, below is an explanation line by line of the adjustments the Company has made to the Form 10-Q:

Quarter Ended March 31, 2012

Assets
There was an additional reserve established in the period ended December 31, 2011 against the collectability of accounts receivable, therefore reducing the accounts receivable net balance as of March 31, 2012.  There was also an additional reserve established against the collectability of current portion of notes receivable in the period ended December 31, 2011 which effected the March 31, 2012 balance.  There was a misposting of prepaid inventory which went against accounts payable.  An adjustment was made against Property and equipment to expense and item versus capitalizing it in the period ended December 31, 2011.  Since the asset was written off in the prior period, depreciation expense had to be reduced in the current period.

Liabilities
Accounts payable was increased by the misposting of prepaid expenses.  The were other adjustments which were made to accruals as of December 31, 2011 which were brought forward into the March 31, 2012 quarter.  The largest change was the reduction of accrued payroll taxes due to the exchange of Preferred Series B Stock versus the original expensing of the Preferred Series B Stock, see below.

Stockholders Equity
In the original filing the Preferred Series B Stock were expensed as compensation.  Upon further valuation 12,750,000 shares of the Series B Preferred Stock of GrowOp Technologies Ltd were exchanged for 12,750,000 shares of the Series B Preferred Stock of Terra Tech Corp.  That was treated as stock for stock and there was not expense incurred.  The additional 2,000,000 shares of Series B Preferred Stock of Terra Tech Corp. were issued in the quarter ended March 31, 2012 were expensed as compensation.  The Company recorded the issuance of common stock to the Terra Tech's shareholders.  Most of the value was assigned to goodwill which the Company subsequently took a goodwill impairment charge in the amount of $4,799,965.

The net of all the changes resulted in Additional Paid In Capital being reduced by $12,955,766.  All of the above mentioned changes resulted in an reduction in the Accumulated Deficit of $13,289,167.  The net result was an increase in equity of $333,401.

Quarter Ended March 31, 2011
In the original filing the amounts that appeared were that of Terra Tech Corp. (formerly Private Secretary Corp.) for the period ended March 31, 2011.  Upon filing the amended Form 10-Q for the quarter ended March 31, 2012 the amended amounts were that of GrowOp Technologies, Ltd. for the period ended March 31, 2011.

Please contact the undersigned with any questions or comments.

Very truly yours, /s/ Thomas E. Puzzo Thomas E. Puzzo